Exhibit 99.1

ZK International Announces Earnings Per Share of $0.45 on Record
Revenue of $44.95 Million for the Fiscal Year Ended September 30, 2017

WENZHOU, China, January 31, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), today announced its financial results for the fiscal year ended September 30, 2017.

During the period the Company:

•	Generated record revenue of $44.95 million, an increase of 22.1% comparing to that of fiscal year 2016.
•	Net income totaled $5.93 million or $0.45 per share, an increase of 11.9% comparing to that of fiscal year 2016.

Mr. Jiancong Huang, Chairman and CEO of ZK International, stated, “The last six months has been a transformative period for the Company, having successfully closed on our IPO in August and yielding us the working capital to execute on our growth initiatives. Our ability to increase capacity at our facility with new, state-of-the art machinery, as well as increasing our sales force in our retail piping division from 15 to 49 professionals in 37 cities and 16 provinces, has allowed us to sell our products direct to the consumer and build new customer relationships. We are pleased to have signed and begun working with leading global corporations such as Huawei Technologies, China Railway Construction Engineering and Shenzhen Water Group. It is a testament to the efficient execution of our strategy and quality of our proprietary stainless steel piping and fittings.”

Significant Contracts Signed Since Listing on NASDAQ:

•	Signed agreement with Shenzhen Water Group Co., Ltd. in the amount of $3.0 million to deploy the Company’s proprietary stainless steel pipes and fittings through the city’s Community Pipeline Network Upgrade Program.
•	Entered into $1.2 million contract with The XingRong Group, one of the largest water treatment and supply companies in Western China, to supply approximately 280,000 meters of piping and 280,000 pipe fittings over the course of one year.
•	Signed multiple initial pipeline infrastructure contracts to supply Huawei Technologies Co. Ltd., a leading global information and communication technology solutions provider, and China Railway Construction Engineering Group (“CRCEG”), one of the largest construction and engineering companies in China, for approximately $2.75 Million USD.
•	Signed initial framework contract of $300,000 USD for its consumer piping division with one of China's largest interior design and contract companies, Bo Tao Decoration Group Co. Ltd, ("Bo Tao").
•	Signed an initial pipeline infrastructure contract with Huawei Technologies Co. Ltd. ("Huawei"), a leading global information and communication technology solutions provider, for $2.0 million USD.

Operational Highlights for the Fiscal Year Ended September 30, 2017 to Date:

•	In order to sell direct to the consumer at a higher margin, the Company increased its sales force in the retail piping division by 227% from 15 to 49 professionals who are strategically located in 37 cities and 16 provinces throughout China.
•	The Pipe Network Division of Shenzhen Water Group Co., Ltd. invited ZK International to participate in drafting the product regulations and standards to be used in Phase II of the Community Pipeline Network Upgrade Program (CPNUP).
•	The Company participated in water and gas industry exhibitions and seminars including the Gas & Heating China 2017 Exhibition and the 2017 Annual Water and Gas Academic Seminar. The Gas & Heating China 2017 Exhibition is one of the largest exhibitions for gas and heating technology and equipment, attracting more than 300 companies who participate and present their products and technology. The ZK International team presented the Company's patented products including the Double-Compression Pipe Connection Series and Integral Casted Gas Meter Connection. Both products have successfully reduced the gas leakage and installation cost for our clients due to its effective and durable structure.

On August 30, 2017, ZK International announced the closing of its initial public offering of 1,068,346 ordinary shares at a public offering price of $5.00 per share. ZK International received $5,341,730 in gross proceeds before underwriter’s commission and expenses. The shares began trading on September 1, 2017 on The NASDAQ Capital Market under the symbol 'ZKIN'. Prior to closing on the Company’s initial public offering, the Company completed three private transactions in December 2016, March 2017 and May 2017 in the total amount of $2.3 million. With the pre-IPO financings and the proceeds from the IPO the Company raised a total of $7,641,730.

Mr. Jiancong Huang continued, “We are pleased to increase revenue and net income year-over-year while maintaining cash on hand of approximately $11.3 million. Our additional working capital has allowed us to make investments in the future growth of the Company, which resulted in increases in selling and marketing as well as general and administrative expenses year-over-year. This falls in line with our growth strategy.”

Financial Results for the Fiscal Year Ended September 30, 2017:

Record revenue for the fiscal year ended September 30, 2017 totaled $44,951,740, an increase of 22.1%, as compared to $36,809,094 for the fiscal year ended September 30, 2016. The increase in revenue is primarily due to the Company’s increasing its market share and closing more government projects to replace aged piping infrastructure and improve local water supply systems.

Total cost of revenue was $31,843,337 for the fiscal year ended September 30, 2017, as compared to $25,333,318 for the fiscal year ended September 30, 2016. Total cost of revenue as a percentage of revenue increased by 2.02% to 70.84% for the fiscal year ended September 30, 2017 as compared to 68.82% for the fiscal year ended September 30, 2016. The increase is primarily due to increase of raw material cost and labor cost.

Selling and marketing expenses for the fiscal year ended September 30, 2017 totaled $1,915,127, as compared to $957,990 for the fiscal year ended September 30, 2016. Selling and marketing expenses increased primarily due to increases in advertisement expenses and compensation for the additional sales personnel we hired during the year.

General and administrative expenses for the fiscal year ended September 30, 2017 totaled $1,782,318, as compared to $1,599,743 for the fiscal year ended September 30, 2016. General and administrative expenses increased primarily due to the increase in administrative expenses relating to the increase in sales volume, plus increased compliance and consulting fees related to our IPO closed on September 01, 2017.

Research and development expenses for the fiscal year ended September 30, 2017 totaled $1,331,111, as compared to $1,302,022 for the fiscal year ended September 30, 2016. R&D expenses increased primarily due to the expenses relating to the materials and equipment we use to conduct our research for our new products.

Operating income totaled $8,079,847 for the fiscal year ended September 30, 2017, as compared to operating income of $7,616,021 for the fiscal year ended September 30, 2016, an increase of operating income of $463,826, or approximately 6.09%.

Income tax expense totaled $995,005 for the fiscal year ended September 30, 2017, compared to $1,105,440 for the fiscal year ended September 30, 2016. The decrease is primarily attributable to the taxation adjustments made according to PRC Tax Law.

Net income for the fiscal year ended September 30, 2017 was $5,933,688, compared to net profit of $5,302,691 for the fiscal year ended September 30, 2016, an increase in profit of $630,997. Earnings per share for the fiscal year ended September 30, 2017 was $0.45 per share based on approximately 13.1 million shares outstanding.

As of September 30, 2017 the Company had cash and cash equivalents of $11,278,475.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$11,278,475	$123,649
Restricted cash	529,837	3,236,482
Accounts receivable, net of allowance for doubtful accounts of $1,817,050 and $1,648,178, respectively	21,261,609	23,843,980
Notes receivable	214,999	89,941
Other receivables	1,514,545	1,625,872
Inventories	10,048,568	6,444,088
Advance to suppliers	9,630,518	3,251,295
Deferred tax assets, current portion	272,557	247,227
Total current assets	54,751,108	38,862,534

Property, plant and equipment, net	5,645,724	5,907,985
Intangible assets, net	463,171	468,148
Other long-term assets	313,066	312,289
TOTAL ASSETS	$61,173,069	$45,550,956

Current liabilities:
Accounts payable	$717,272	$1,141,803
Accrued expenses and other current liabilities	4,457,170	3,416,613
Accrued payroll and welfare	325,675	375,428
Advance from customers	1,983,713	1,618,216
Related party payables	7,911,720	1,662,160
Short-term bank borrowings	21,335,938	21,793,454
Notes payable	-	3,897,426
Income tax payable	3,074,635	2,066,934
TOTAL LIABILITIES	$39,806,123	$35,972,034

Equity
Common stock, no par value, 50,000,000 shares authorized, 13,068,346 and 9,000,000 shares issued and outstanding, respectively	-	-
Additional paid-in capital	8,382,876	2,800,777
Statutory surplus reserve	1,173,363	579,994
Retained earnings	10,978,891	5,697,984
Accumulated other comprehensive income	681,788	411,239
Total equity attributable to ZK International Group Co., Ltd.	21,216,918	9,489,994
Equity attributable to non-controlling interests	150,028	88,928
Total equity	21,366,946	9,578,922
TOTAL LIABILITIES AND EQUITY	$61,173,069	$45,550,956

 ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(IN U.S. DOLLARS)

	For the year ended September 30,
	2017	2016
Revenues	$44,951,740	$36,809,094
Cost of sales	(31,843,337)	(25,333,318)
Gross profit	13,108,403	11,475,776

Operating expenses:
Selling and marketing expenses	1,915,127	957,990
General and administrative expenses	1,782,318	1,599,743
Research and development costs	1,331,111	1,302,022
Total operating expenses	5,028,556	3,859,755

Operating Income	8,079,847	7,616,021

Other income (expenses):
Interest expenses	(1,245,385)	(1,417,745)
Interest income	24,459	51,058
Other income, net	69,772	158,797
Total other expenses, net	(1,151,154)	(1,207,890)

Income before income taxes	6,928,693	6,408,131

Income tax provision	(995,005)	(1,105,440)

Net income	$5,933,688	$5,302,691
Net income attributable to non-controlling interests	(59,412)	(53,154)

Net income attributable to ZK International Group Co., Ltd.	5,874,276	$5,249,537

Net income	$5,933,688	$5,302,691

Other comprehensive income (loss):
Foreign currency translation adjustment	272,237	(403,865)

Total comprehensive income	$6,205,925	$4,898,826
Comprehensive loss (income) attributable to non-controlling interests	(61,100)	3,406

Comprehensive income attributable to ZK International Group Co., Ltd.	$6,144,825	$4,902,232

Basic and diluted earnings per share
Basic	$0.56	$0.59
Diluted	0.56	0.59
Weighted average number of shares outstanding
Basic	10,970,000	9,000,000
Diluted	10,973,674	9,000,000

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2017	2016
Cash Flows from Operating Activities:
Net income	$5,933,688	$5,302,691
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	425,696	442,793
Amortization expense	12,705	13,248
Bad debt expense	160,944	691,156
Deferred tax benefits	(24,142)	(103,673)
Changes in operating assets and liabilities:
Accounts receivable	2,419,491	(10,200,868)
Other receivables	411,554	(381,751)
Notes receivable	(121,937)	(76,531)
Inventories	(3,505,158)	(775,275)
Advance to suppliers	(6,153,011)	(805,016)
Accounts payable	(417,453)	796,189
Accrued expenses and other current liabilities	791,312	412,894
Accrued payroll and welfare	(49,512)	50,897
Advance from customers	282,817	1,400,622
Income tax payable	979,288	2,031,515

Net cash provided (used in) operating activities	1,146,282	(1,201,109)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(155,152)	(123,945)
Purchases of intangible assets	(6,704)	-
Net cash used in investing activities	(161,856)	(123,945)

Cash Flows from Financing activities:
Net proceeds from issuance of shares	5,582,099	-
Capital contributions from non-controlling interest	-	15,306
Net proceeds released from (placed into) restricted cash	2,651,704	(206,633)
Net proceeds (repayments) from short-term bank borrowings	(499,904)	2,148,310
Repayments on notes payable	(3,816,458)	(2,602,037)
Proceeds from related parties	6,051,523	1,485,555
Net cash provided by financing activities	9,968,964	840,501

Effect of exchange rate changes on cash	201,436	(18,589)

Net increase in cash and cash equivalents	11,154,826	(503,142)
Cash and cash equivalents at the beginning of year	123,649	626,791
Cash and cash equivalents at the end of year	$11,278,475	$123,649

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$54,215	$108,825
Cash paid for interest expenses	$1,233,066	$939,914